Filed by MasterCard Incorporated
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      File No.: 333-67544

                                      Subject Company: MasterCard Incorporated
                                                       MasterCard International

 NEWS RELEASE                                                    MasterCard
                                                                 International



Contact:
Sharon Gamsin, MasterCard International, 914-249-5622
Elisabeth Philippe, MasterCard International, 914-249-1421


               MASTERCARD INTERNATIONAL REPORTS STRONG GROWTH FOR
                  SECOND QUARTER AND FIRST SIX MONTHS OF 2001

  Number of MasterCard Cards Issued Globally Grows At Highest Rate in 10 Years
   Gross Dollar Volume and Acceptance Locations Increase at Double-Digit Rates

PURCHASE, NY, October 11, 2001 - MasterCard today reported performance results for the first six months of 2001 demonstrating continued strong performance in the company's key markets and across a variety of measures of success in the payments industry*.

During the first half of 2001, financial institutions increased their issuance of MasterCard cards around the world at the highest rate in 10 years. At June 30, 2001, member institutions reported that they had issued 475.3 million cards, an 18.6% increase over June 30, 2000, when members reported that 400.9 million MasterCard cards were issued.

Cardholders around the world used MasterCard-branded cards to generate $458.8 billion in gross dollar volume (GDV) during the first six months of 2001, a 17.6% increase from the $405.3 billion of GDV generated in the first half of 2000. During the second quarter of 2001, GDV reached $238.5 billion, up 16.7%, marking the 9th consecutive quarter in which MasterCard's GDV grew at double-digit rates.

The value of purchases on MasterCard cards, a key measure of success, continued to show significant gains. Globally, purchase volume (excluding cash transactions) rose 14.7% in the first half 2001, to $332.4 billion, and 14.4% in the second quarter of 2001, to $173.1 billion, in each case as compared to the same period in 2000.

In the first half of 2001, MasterCard-branded cards, excluding on-line debit programs, were used for almost 4.82 billion purchase transactions, a 17.5% increase over the same period in 2000. Second quarter transactions were up 16.9% to 2.54 billion compared to the second quarter in 2000.

By the end of June 2001, member financial institutions reported that cardholders could use their MasterCard cards at a record 22.4 million acceptance locations around the world, 16.8% more than at the end of the first half of 2000. MasterCard's efforts to ensure that no card is accepted in more places or by more merchants have resulted in the number of acceptance locations increasing over 50% in the past five years.

Strategy Shows Resilience in Changing Economy

"Several years ago, we embarked on a new corporate strategy aimed at focusing on our customers, strengthening our core products and services, and differentiating ourselves from the competition by building customized, value-added services," said Robert W. Selander, MasterCard's president and chief executive officer. "This strategy has proved its resilience in a changing global economy, and our results demonstrated continued strong growth during the first half of the year, as economies around the world slowed."



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MasterCard International - Page 2
MasterCard Reports Strong Growth for 2Q01 and Midyear 2001
October 11, 2001


"No one yet knows what impact the tragic attack on the World Trade Center and the Pentagon will have on short-term economic activity in the U.S. or across the globe. But we intend to work hard to ensure that when our members and their customers look for an alternative to cash and checks, MasterCard is their brand of choice," he added.

Mr. Selander also said that MasterCard's recently-announced conversion to a private share corporation, through which the association's principal members will become its shareholders, should have important long-term advantages by more closely aligning the interests of MasterCard with the interests of its members. "By supporting the MasterCard brand, our shareholders will be supporting their investment in our company," he said.

Along with its conversion to a share company, MasterCard will integrate with Europay, its long-term strategic partner in Europe, into a global entity under a single management team and governance structure. Mr. Selander said, "Integration with Europay will make us a stronger organization, able to better serve our member financial institutions, whether they operate in one country, one region, or in markets across the globe. It will bring together MasterCard's award-winning marketing expertise and strength in e-commerce and processing technology with Europay's particular strengths in debit, chip and m-commerce."

Strong Global Results, Card Growth Highest in a Decade

Strong GDV growth was reported across the globe: Asia/Pacific (excluding China) was up 41.1% for the first half of the year, and 36.5% during the second quarter; North America rose 17.6% in the first six months of the year, and 18.3% during the second quarter; Latin America was up 20.4% in the first half and 21.4% for the second quarter; in the MiddleEast/Africa region, GDV rose 18.0% in the first half of 2001, and 12.7% in the second quarter. In Europe, through its alliance with Europay International, GDV on MasterCard-branded cards rose 14.1% in the first half of 2001 and 12.7% in the second quarter. All of these increases are compared to GDV in the applicable period in 2000.

Throughout the first six months, MasterCard cards were issued in significant numbers across the globe.

By the end of the second quarter in 2001, the number of cards issued in the United States increased 20% to 256.2 million from 213.5 million at the end of the second quarter of 2000. In the Asia/Pacific region (excluding China) the number of MasterCard cards stood at 75.8 million at the end of the second quarter, a 23.7% increase over the same period in 2000. In Latin America, cards issued rose 17.9% to 32.5 million, and in Europe the number of cards issued stood at 73 million, a 13.5% gain, in each case during the second quarter of 2001 as compared to the same period in 2000.


                                     -more-



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MasterCard International - Page 3
MasterCard Reports Strong Growth for 2Q01 and Midyear 2001
October 11, 2001


About MasterCard

MasterCard International has a comprehensive portfolio of well-known, widely accepted payment brands including MasterCard(R), Cirrus(R) and Maestro(R). More than 1.7 billion MasterCard, Cirrus and Maestro logos are present on credit, charge and debit cards in circulation today. An association comprised of more than 20,000 member financial institutions, MasterCard serves consumers and businesses, both large and small, in 210 countries and territories. MasterCard is a leader in quality and innovation, offering a wide range of payment solutions in the virtual and traditional worlds. MasterCard's award-winning Priceless(R) advertising campaign is now seen in 80 countries and in more than 36 languages, giving the MasterCard brand a truly global reach and scope. With more than 21 million acceptance locations, no card is accepted in more places and by more merchants than the MasterCard Card. In 2000, gross dollar volume exceeded US$857 billion. MasterCard can be reached through its World Wide Web site at http://www.mastercard.com.



*All performance information in this press release has been adjusted to eliminate the impact of changes in the value of foreign currencies against the U.S. dollar.



                                      # # #


More detailed information pertaining to the proposed conversion and integration will be set forth in appropriate filings that have been and will be made with the Securities and Exchange Commission, including the proxy statement-prospectus contained in the Registration Statement on Form S-4 of MasterCard Incorporated. We urge members to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Copies of any filings containing information about the proposed transactions can be obtained without charge at the SEC's Internet site (http://www.sec.gov).

This press release contains forward-looking information. Although MasterCard believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from the forward looking information contained in this release include: MasterCard's ability to achieve its strategic objectives; whether the terms of the transactions will be approved by MasterCard members and Europay shareholders; MasterCard's ability to realize the contemplated benefits of the transactions; changing market conditions; and other matters. MasterCard disclaims any obligation to publicly update or revise any forward-looking information.